Exhibit 99.1

Toro Corp. Announces the Date of its 2025 Annual General Meeting of Shareholders

Limassol, Cyprus, July 29, 2025 - Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), a global energy transportation services provider, announced today that its Board of Directors (the ”Board”) has scheduled the Company’s 2025 Annual General Meeting of Shareholders (the ”Meeting”) to be held on September 12, 2025, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The Board has fixed a record date of July 14, 2025 (the ”Record Date”) for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company’s Notice of the Meeting and Proxy Statement will be mailed on or around July 29, 2025, to shareholders of record as of the Record Date and will be furnished to the Securities and Exchange Commission (the ”Commission”) and available on the Commission’s website at www.sec.gov. The proxy materials will also be available on the Company’s website at www.torocorp.com.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. Following completion of the previously announced transaction to sell one of its LPG carriers, the Company’s fleet will comprise of three LPG carriers and one MR tanker vessel that transport petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results may differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com